SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Sphere 3D Corp.
(Name of Issuer)

Common Shares

(Title of Class of Securities)

84841L308

(CUSIP Number)

August 10, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hertford Advisors Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship of Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power -
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power -

9.	Aggregate Amount Beneficially Owned by each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (See Instructions) OO

2

ITEM 1:

(a) Name of Issuer:

Sphere 3D Corp.

(b) Address of Issuer’s Principal Executive Offices:

895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada M3C 1W3

ITEM 2:

(a) Name of Person Filing:

Herford Advisor Ltd.

(b) Address of Principal Business Office or, if None, Residence:

Suite 3204, Unit 2A 49 Market Street, PO Box 1586, Grand Cayman KY1-1201, Box N-9204, Cayman Islands

(c) Citizenship:

Cayman Islands

(d) Title of Class of Securities:

Common Shares

(e) CUSIP Number:

84841L308

3

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4: OWNERSHIP.

(a) Amount beneficially owned:

None

(b) Percent of class:

0.0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of	0

On August 10, 2022, the Reporting Person disposed of all shares of the Issuer’s common stock that it Reporting Person held. As of August 10, 2022, the Reporting Person does not, directly or indirectly, own any shares of the Issuer’s common stock and has no right to vote or direct the vote of any shares of the Issuer’s common stock.

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

4

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10: CERTIFICATIONS.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired nor are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2022	By:	/s/ Janet Wedgewood
Janet Wedgewood

6